

October 5, 2012

<u>Via E-mail</u>
Frank J. Drohan
Omagine, Inc.
Chief Executive Officer
350 Fifth Avenue, Suite 4815-17
New York, New York 10118

>   **Re: Omagine, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 12, 2012**
>   **File No. 333-183852**
>   **Post-Effective Amendment No. 2 to Form S-1**
>   **Filed September 12, 2012**
>   **File No. 333-175168**

Dear Mr. Drohan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. To the extent comments issued in our review of your registration statement and post-effective amendment on Form S-1 also apply to your Form 10-K, please revise your Form 10-K accordingly. Similarly, to the extent comments issued in our review of your Form 10-K also apply to your registration statement and post-effective amendment on Form S-1, please revise the latter filings accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement or granting effectiveness for your post-effective amendment until we resolve all issues concerning your Form 10-K.

Prospectus Cover Page

2. Please revise your prospectus cover page to limit it to one page and to concisely describe the key aspects of this transaction. Please see Item 501(b) of Regulation S-K.

3. With a view towards disclosure, please supplementally tell us why you are conducting this current offering. In your response, please also address:

    *   why the rights were not ratably distributed to all shareholders;
    *   any legal implications of the California Certificate Shareholders having never received these rights;
    *   any legal implications of the California Nominee Shareholders inability to exercise the rights they received; and
    *   what consideration you gave, if any, to conducting a separate rights offering for the California Record Holders upon receipt of the California Approval.

4. To the extent known and in an appropriate place in your filing, please state when you anticipate California Approval will be received by the Company.

Exhibit 5.1

5. Please have counsel opine that the warrants are binding obligations of the Company. Please see Section II.B.1.f of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Lilyanna Peyser, at (202) 551-3222, or me, at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David B. Manno
        Sichenzia Ross Friedman Ference LLP